May 20, 2005


David F. Carney
Chairman of the Board and CEO
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052


	Re:	Lincoln Educational Services Corporation
		Registration Statement on Form S-1
		Filed March 29, 2005, as amended May 6, 2005
		File No. 333-123644

Dear Mr. Carney:

      We have reviewed your filing and your May 6, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update to comply with Rule 3-12 of Regulation S-X.

Summary, page 1

2. Please revise the italicized introductory paragraph to delete the third sentence in accordance with prior comment 8. The explanation as to how you are referring to the company both before and after its reorganization appears unnecessary to an understanding of the summary disclosure given that the reorganization took place over two years ago. Also revise the remainder of your prospectus, particularly your
Business section, to reduce your reliance on unnecessary acronyms pursuant to prior comment 10.

3. Revise to further reduce the length of the subsection entitled
"Market Opportunity," most of which is more appropriate for your Business section. See prior comment 11.

4. Please consider providing more of a summarized presentation of the regulatory information requested by our prior comment 12.
 Risk Factors, page 8

5. Your first two risk factors continue to contain long and detailed discussions. Please revise to reduce any unnecessary detail and only provide enough information necessary to understand the risks. See prior comment 17.

Use of Proceeds, page 22

6. Refer to prior comment 26. Is it possible for the company to provide quantified estimates or ranges of the amounts intended to be allocated for each purpose you cite in this section, such as the expansion of existing facilities and strategic acquisitions? In this regard, you may add appropriate qualifying language stating that the amounts are estimates and are subject to change.

Management`s Discussion and Analysis, page 30

7. We continue to suggest that you provide more discussion of material forward looking information about trends in your various line items, such as changes in revenues, educational services and facilities expenses, and selling, general, and administrative expenses. For example, we note that your revenues increased from 2002 to 2003 and from 2003 to 2004 partly because of acquisitions of other schools and increased enrollment. We assume you expect revenues to continue to increase in absolute terms because of acquisitions and increased enrollments. Do you expect the rate of revenue increases will continue to decline in the 2004 to 2005 fiscal year? In addition, and to the extent practicable, quantify the anticipated costs associated with the continued roll-out of the new student management and reporting system in 2005 and 2006. Also address how you anticipate paying for the increased expenses attributable to the roll-out of the new system and costs related to being a public company. See prior comment 28.

8. Revise the second full paragraph on page 32 to provide an expanded description of the adverse effect on your operations that could result if you receive a composite score under 1.0 in any future year.




      Revenue recognition, page 34

9. We note your response to our prior comment 29. Please amend to disclose the length of the applicable programs and your revenue recognition period as defined in your response.

      Contractual obligations, page 43

10. We note your response to our prior comment 35. Please revise your disclosure to include interest payments in the contractual obligations table or as a footnote to the table using rates as of December 31, 2004.
Legal Proceedings, page 58

11. We are aware that you are currently involved in a civil lawsuit filed in a Tennessee state court. Please tell us in your response letter the consideration you gave to Item 103 of Regulation S-K when deciding whether or not to disclose this legal proceeding.

Management, page 75

	Employment-Related Arrangements, page 83

12. Please revise to further clarify the "pre-established financial measures" and "non-financial performance objectives" established by the board or the compensation committee. Summarize these measures so that investors will come away with a clear understanding of the specific goals Mr. Carney and the other executives must achieve in order to earn their bonus, including quantification of the specific financial goals that must be reached.

Underwriting, page 111

	Reserved Shares, page 112

13. Please provide us with copies of all communications that will be sent to investors in connection with the reserved share program. For example, we note that while you provided us with copies of the login screen and deal sketch page for the Print Suppression Method of communication, you did not provide us with copies of the materials that will be sent to investors under the Print and Mail Method, and did not provide us with copies of the CEO Letter and other communications to be sent under the Print Suppression Method.

Electronic Distributions, page 114

14. Please provide us with an expanded description of the procedures and copies of any screen shots, e-mails, and other communications that will be used through i-Deal. We may have further comments upon receipt of those materials.


Goodwill and Other Intangible Assets, page F-8

15. We note your response to our prior comment 53. Please amend your disclosure to include the language in your response. Specifically disclose the two-step process for impairment testing and discussion of your reporting units at an individual school level.

16. We note your response to our prior comment 54. Please amend your new footnote to comply with the disclosure requirements of paragraph
45(c) of SFAS No. 142.

Note 10. Stockholders` Equity, page F-18

17. We note your response to our prior comment 58.  Please amend
Note
10 to include the disclosure you have included in your response.

Draft Exhibit 5.1

18. Revise to remove the assumption under (e). We believe that the purpose of the legality opinion is to provide investors with the assurance that the shares are validly issued, fully paid and nonassessable. To the extent that determination depends on whether the Purchase Agreement is the legal, valid and binding obligation of the respective parties should be determined by the issuer`s law firm rather than individual investors.


*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Carroll, Staff Accountant, at (202)
551-
3362 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366 or me at (202) 551-3833 with any other questions.


							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Rohan S. Weerasinghe, Esq.
	Shearman & Sterling LLP
	Via Facsimile: (212) 848-7179

Fred Erker, Esq.
Shearman & Sterling LLP
Via Facsimile: (646) 848-8167


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Mr. David F. Carney
Lincoln Educational Services Corporation
May 20, 2005
Page 1